Filed Pursuant to Rule 433

Registration Statement No. 333-191157

BLACKROCK, INC.

€700,000,000 SENIOR UNSECURED NOTE OFFERING

PRICING TERM SHEET

April 28, 2015

€700,000,000

1.250% Notes due 2025

Issuer:	BlackRock, Inc. (“BlackRock”)

Expected Ratings*:	A1 by Moody’s Investors Service, Inc. AA- by Standard & Poor’s Ratings Services

Trade Date:	April 28, 2015

Settlement Date:

May 6, 2015 (T+5 (London))

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this term sheet or the next business day will be required, by virtue of the fact that the notes initially settle in T+5 (as counted using London business days), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this term sheet or the next business day should consult their advisors

Format:	SEC Registered Senior Unsecured Notes

Principal Amount:	€700,000,000

Maturity Date:	May 6, 2025

Price to Public:	99.664%

Proceeds to Issuer (After Commissions but before Expenses):	€694,498,000

Coupon:	1.250%

Benchmark Security:	0.5% DBR due February 15, 2025

Benchmark Security Price:	103.270%

Benchmark Security Yield:	0.163%

Spread to Benchmark Security:	+ 112.3 bps

Yield to Maturity:	1.286%

Mid-Swap Yield:	0.506%

Spread to Mid-Swap:	+ 78 bps

Interest Payment Dates:	Paid annually on May 6, commencing May 6, 2016

Optional Redemption:	Make-whole call calculated at a discount rate of Comparable Government Bond Rate +0.20%, plus accrued and unpaid interest, if any

Day Count Convention:	Actual/Actual (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

CUSIP:	09247XAM3

ISIN:	XS1117297785

Common Code:	111729778

Listing:	Application will be made to list the notes on the New York Stock Exchange

Settlement:	Euroclear/Clearstream

Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Limited J.P. Morgan Securities plc Credit Suisse Securities (Europe) Limited Wells Fargo Securities International Limited

Co-Managers:

Deutsche Bank AG, London Branch

Goldman, Sachs & Co.

HSBC Bank plc

Merrill Lynch International

Mitsubishi UFJ Securities International plc

Mizuho International plc

Morgan Stanley & Co. International plc

RBC Europe Limited

UBS Limited

CastleOak Securities, L.P.

Loop Capital Markets LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

The Williams Capital Group, L.P.

Stabilization:	Stabilization/FCA

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement, when available, if you request it by calling toll free: Barclays Bank PLC, at +1 888 603 5847; Citigroup Global Markets Limited at +1 800 831 9146; and J.P. Morgan Securities plc at +44 207 134 2468.

2